

July 1, 2021

Edward J. Wegel
Chairman and Chief Executive Officer
Global Crossing Airlines Group Inc.
4200 NW 36th Street
Building 5A
Miami International Airport
Miami, FL 33166

> **Re: Global Crossing Airlines Group Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 4, 2021**
> **CIK No. 0001846084**

Dear Mr. Wegel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed June 4, 2021

Cover Page

1. Please indicate the market price of your common stock as of the latest practicable date on your prospectus cover page. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Summary of the Prospectus, page 1

2. You state on page 1 that assuming completion of this offering and the U.S airline certification process, you plan to begin operating a charter air service. However, you will not receive any proceeds from the securities sold pursuant to this registration statement.

Please expand your disclosure to provide details regarding the amount and source of funds needed to fulfill certain milestones and commence operations. In this regard, we note your reference to a "financing plan" on page 3.

3. We note you intend to operate a "US 121 Flag and Supplemental charter airline in the United States." Please expand your disclosure to define "Flag and Supplemental charter airline."

4. We note that the completion of certain milestones have target dates for the second quarter of 2021. In your next amendment, please update the status of the milestones for your passenger and cargo charter operations.

5. We note your disclosure with respect to cargo charter flights that you intend to operate the A321Fs under ACMI/Wet Lease charter operations with major package operators, and note your disclosure that under these arrangements, customarily, these operators will "take all of the risk" and provide all ground handling and cargo-specific operations, with GlobalX providing the ACMI. Please revise to clarify the risks that you are referencing, and provide the basis for such statement.

6. Please clarify your disclosure on page 9 that GlobalX will be emerging from COVID-19 with zero legacy costs or debt.

7. Please revise to clarify the material terms of the Airport Use Agreement with Miami International Airport. In that regard, we note the risk factor disclosure beginning on page 20 regarding the risk that you may be unable to secure operating capacity at such airport.

8. We note your disclosure on page 45 that without additional financing, you will be unable to fund general and administrative expenses and working capital requirements for the next 12 months. Please include such disclosure in your prospectus summary.

Distribution and Sales, page 7

9. Please revise to include additional disclosure regarding the reference to Eastern Airlines here, including the officers and directors that were part of Eastern Airlines, their roles with the company and the years during which they served in those roles.

Risk Factors
Our liquidity would be adversely impacted, potentially materially, in the event one or more of credit card processors..., page 18

10. We note your disclosure that if you fail to meet certain liquidity and other financial covenants, your credit card processors have the right to hold back credit card remittances to cover your obligations to them. If material, please disclose such liquidity and other financial covenants.

We are subject to extensive regulation by the FAA..., page 25

11.   Your disclosure in this risk factor that you currently provide service in a large number of countries outside the United States does not appear to be consistent with disclosure elsewhere in the filing. Please revise or advise.

Cautionary Note Regarding Forward-Looking Statements, page 31

12.   We note your disclosure that some of the information contained in this prospectus contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Please provide your basis for such statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

13.   Please disclose all material terms of the share subscription facility with GEM.

Outlook, page 35

14.   We note your disclosure in the sixth point on page 35 of your plan to spin-out 100% of your subsidiary Canada Jetlines Operations Ltd. to another existing wholly owned subsidiary that you plan to rename Canada Jetlines Vacations. However, we also note that you issued a press release on June 28, 2021 indicating that 75% of this entity has been spun-off to shareholders and that you will retain 25% of its stock.

Please update or reconcile your disclosure and press release, and include comparable details in MD&A, to describe the purpose of the transaction and the composition of the entity, including any contractual arrangements, management, staffing and any assets and liabilities conveyed. Tell us how you considered whether to include pro forma financial statements to depict the spin off.

Business
IT Map, page 63

15.   Please modify your graphic here to ensure that all text is legible and revise this section to include additional narrative details with a view to provide context for the graphics.

Management, page 68

16.   We note several of your officer and director biographies where the principal occupation and employment is unclear during the past five years. Please revise to disclose your officers' and directors' principal occupations and employment during the past five years, including the name, and principal business of any corporation or other organization. Refer to Item 401(e) of Regulation S-K.

Selling Stockholders, page 87

17.   We note that you seek to register the resale of up to 22,089,034 shares of common stock pursuant to this registration statement. However, it appears that the column for the maximum number of shares offered for resale total 22,129,034 shares. Please revise to address this apparent discrepancy.

18.   We note your disclosure that the percentages in the table in the Selling Stockholders section reflect the securities beneficially owned by the selling stockholders as a percentage of the total number of shares of common stock outstanding as of March 31, 2021. Please revise to update such information as of the latest practicable date.

Financial Statements as of and for the year ended December 31, 2020
Note 1 - Nature of Operations and Going Concern, page F-7

19.   We note that you have a reference to the financial statement index in the forepart of the filing although the index referenced only lists the annual financial statements. Please expand the index on page F-1 to also include the interim financial statements that begin on page F-27.

20.   Please correct the column labeling on page F-3 which currently indicates you are reporting balances as of December 31, 2021.

       Please also revise disclosures throughout your filing as necessary to present columnar information in a consistent manner, in terms of ordering the most recent and prior periods from left-to-right. For example, the most recent balances and activity are shown first, from left-to-right, in your annual and interim financial statements and in MD&A, while the ordering is reversed in your presentation of summary and selected financial data on pages 13 and 32.

21.   We note that in the first and second paragraphs under this heading you refer to Global Crossing Airlines, Inc. as "the Company," "Global," and "Global USA," although you also have disclosures on pages 1 and 33 that refer to Global Crossing Airlines Group Inc. as both "the Company" and "GlobalX," while disclosures on pages 10 and 67 indicate that Global Crossing Airlines, Inc. and Global Crossing Airlines Group Inc. are the same entity with a name change.

       The lack of specificity appears to yield disclosure under this heading of a business acquisition in which the company has acquired itself. Please reformulate these disclosures, and any similar disclosures elsewhere in your filing (e.g., as appear in Note 3 on page F-12), as necessary to clearly identify the parties to the transaction with distinct nomenclature, and to clearly describe the nature and status of each entity, including any prior business endeavors, and reasons for the transaction.

       Given your disclosure indicating the company is "a continuation of Global USA" it should be clear which business is being continued and which business is being acquired or discontinued if that is the case. Please describe the utility of the transaction to the continuing entity.

22. We note your disclosure explaining that your shares trade on the TSX Venture Exchange under the symbol "JET" and on page 83 you indicate your shares also trade on the OTCQB Marketplace under the symbol "JETMF." Please expand your disclosures to clarify the extent to which you have publicly filed any financial reports and to identify the venue(s) in which any historical financial reports are available.

Note 2 Basis of Presentation and Summary of Significant Accounting Policies
Property and Equipment, page F-9

23. Please disclose how you plan to account for any airframe and engine overhaul costs, considering the guidance in FASB ASC 908-360-25-2.

Note 3 Acquisition , page F-12

24. Please expand your disclosure to clarify the terms under which 2,357,594 "consideration warrants" were issued to Global USA shareholders and to clarify how the recipients exercised these warrants "in exchange for the settlement of $589,400 in Global USA liabilities outstanding as of February 29, 2020." Please describe the mechanism by which the liabilities were settled, disclose the exercise price, and clarify whether the intention was for Canada Jetlines Ltd. to settle liabilities of Global USA.

Financial Statements as of and for the period ended March 31, 2021
Note 3 Deferred Financing Fee, page F-34

25. We note that in connection with the GEM Global Yield LLC agreement you issued a note for $2,000,000 CND ($1,570,800 USD), and that as of December 31, 2020 and March 31, 2021, a total of $1,570,800 was reported on your balance sheet for this obligation, although with differences in the short and long term classifications. If the note is denominated in a currency other than your functional currency, please disclose how you are accounting for transaction gains or losses under FASB ASC 830-20-35-1 and 2.

Note 10. Share Capital and Additional Paid-in Capital Authorized, page F-38

26. We note that you report in your Statements of Changes in Shareholders' Equity for the year ended December 31, 2020, on pages F-6 and F-31, 8,482,990 shares of your common stock and a debit to additional paid in capital of $1,286,533 related to the effect of the reverse merger. We also see that Global USA share activity prior to the merger has been recast to reflect the 9,485,257 shares issued in completing the transaction.

    Please expand your disclosures in Note 3 on page F-12, Note 12 on page F-19, and Note 10 on page F-38 to explain how the number of shares and warrants issued in the reverse merger were determined, and to specify the relative ownership interests of the two shareholder groups following the transaction.

Please clarify the relative significance of the two entities prior to the merger, including the extent and nature of any operations, assets and liabilities, and describe the composition of the adjustment to additional paid in capital.

In addition to the incremental disclosures requested above, also describe for us the motivations of the parties involved in the transaction, as pertain to the entities prior to the merger, and describe the extent of any common ownership, interests or relationships, as may include officers/employees, directors and creditors.

27. Please revise your disclosures under this heading, and the corresponding information in Note 12 on page F-19, as necessary to specify the total numbers of shares involved in any consolidation or exchange of interests, before and after the transaction, and from the perspective of each entity for transactions involving more than one entity. For example, this would apply to the one-for-ten share consolidation, and the one-for-18,971 Global USA share exchange, which occurred on June 23, 2020.

Exhibits

28. Please file as exhibits to your registration statement the agreements entered into with SmartLynx Airlines, agreements regarding holdbacks for credit card transactions, your joint venture agreement with Global Aviation Services, Inc., and your registration rights and nomination rights agreements with Ascent, or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jahan S. Islami